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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CREDIT ACCEPTANCE CORPORATION
                       (Name of Subject Company (Issuer))

                          CREDIT ACCEPTANCE CORPORATION
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class Securities)

                                   225310-10-1
                      (CUSIP Number of Class of Securities)

                                CHARLES A. PEARCE
                               CHIEF LEGAL OFFICER
                          CREDIT ACCEPTANCE CORPORATION
                     25505 WEST TWELVE MILE ROAD, SUITE 3000
                            SOUTHFIELD, MI 48034-8339
                                 (248) 353-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                               MARK A. METZ, ESQ.
                               DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                                DETROIT, MI 48243
                                 (313) 568-6800

                            CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION*                                   $125,000,000
AMOUNT OF FILING FEE**                                     $13,375
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 5,000,000 shares of the outstanding common stock at a price of $25.00 per share in cash.

** The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A
     Form or Registration No.: N/A
     Filing Party: N/A
     Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Credit Acceptance Corporation, a Michigan corporation ("CA"), to purchase up to 5,000,000 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price between $21.00 and $25.00 per Share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 10, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

    This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.  SUMMARY TERM SHEET.

    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the issuer is Credit Acceptance Corporation. The address of CA's principal executive offices is 25505 West Twelve Mile Road, Suite 3000, Southfield, MI 48034-8339. CA's telephone number is (248) 353-2700.

    (b) The information set forth on the cover page of the Offer to Purchase and in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

    (c) The information set forth in the section of the Offer to Purchase captioned "Section 8 -- Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) This Tender Offer Statement is filed by CA, the subject company. CA's business address is 25505 West Twelve Mile Road, Suite 3000, Southfield, MI 48034-8339. CA's business telephone number is (248) 353-2700.

    Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of CA:

                             NAME                       POSITION
                  --------------------------  ------------------------------

                  Donald A Foss.............  Director, Chairman of Board
                  Brett A. Roberts..........  Director, Chief Executive Officer
                  Michael W. Knoblauch......  Chief Operating Officer
                  Keith P. McCluskey........  President
                  David S. Simmet...........  Chief Information Officer
                  Douglas W. Busk...........  Treasurer
                  Kenneth Booth.............  Chief Financial Officer
                  Steven M. Dion............  Chief Human Resources Officer
                  Charles A. Pearce.........  Chief Legal Officer
                  Steven M. Jones...........  Chief Analytics Officer
                  Harry E. Craig............  Director
                  Glenda J. Chamberlain.....  Director
                  Daniel P. Leff............  Director
                  Thomas N. Tryforos........  Director

    The business address and telephone number of each of the above directors and executive officers is c/o Credit Acceptance Corporation, 25505 West Twelve Mile Road, Suite 3000, Southfield, MI 48034-8339, telephone number (248) 353-2700.


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



ITEM 4.  TERMS OF THE TRANSACTION.

    (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Section 1 -- Number of Shares; Proration," "Section 2 -- Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals," "Section 3 -- Procedures for Tendering Shares," "Section 4 -- Withdrawal Rights," "Section 5 -- Purchase of Shares and Payment of Purchase Price," "Section 13 -- U.S. Federal Income Tax Consequences" and "Section 14 -- Extension of the Tender Offer; Termination; Amendment" and in the Letter of Transmittal is incorporated herein by reference.

     (b) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals -- Purpose of the Tender Offer," "Section 3 -- Procedures for Tendering Shares" and "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (e) The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals -- Purpose of the Tender Offer" is incorporated herein by reference.

    (b) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals -- Certain Effects of the Tender Offer" is incorporated herein by reference.

    (c) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals -- Plans and Proposals" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the section of the Offer to Purchase captioned "Section 9 -- Source and Amount of Funds" is incorporated herein by reference.

    (b) The information set forth in the section of the Offer to Purchase captioned "Section 9 -- Source and Amount of Funds" is incorporated herein by reference.

    (d) The information set forth in the section of the Offer to Purchase captioned "Section 9 -- Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

    (b) The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) The information set forth in the section of the Offer to Purchase captioned "Section 15 -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.


     (a) The information set forth in the sections of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals," "Section 10 -- Certain Information Concerning CA," "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares -- Agreements, Arrangements or Understandings" and "Section 12 -- Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

    See Exhibit Index, which is incorporated herein by reference, following the signature page.

ITEM 13.  ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             CREDIT ACCEPTANCE CORPORATION

                                             BY: /s/ BRETT A. ROBERTS
                                                 -------------------------------
                                                        BRETT A. ROBERTS
                                                    Chief Executive Officer

Dated: February 10, 2006

                                  EXHIBIT INDEX

    The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. CA's commission file number is 000-20202.


EXHIBIT NUMBER     DESCRIPTION
--------------     -----------

  (a)(1)(i)        Offer to Purchase.

  (a)(1)(ii)       Letter of Transmittal.

  (a)(5)(i)        Notice of Guaranteed Delivery.

  (a)(5)(ii)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5)(iii)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5)(iv)       Letter to Participants in the CA 401(k) Profit Sharing Plan and Trust.

  (a)(5)(v)        Notice of Instructions (Options)

  (a)(5)(vi)       Press release dated February 10, 2006 announcing the commencement of the offer (incorporated by reference to
                   CA's Form 8-K dated February 10, 2006)

  (b)(i)           Fourth Amended and Restated Credit Agreement, dated as of February 7, 2006, among CA, Comerica Bank, as
                   Administrative Agent and Collateral Agent, and the banks signatory thereto (incorporated by reference to CA's
                   Form 8-K dated February 10, 2006).

  (b)(ii)          Loan and Security Agreement dated September 30, 2003 among the Company, CAC Warehouse Funding Corporation II,
                   Wachovia Bank, National Association, Variable Funding Capital Corporation, Wachovia Capital Markets, LLC, and
                   Systems & Services Technologies, Inc. (incorporated by reference to CA's Form 10-Q for the quarterly period ended
                   September 30, 2003).

  (b)(iii)         Amendment No. 1, dated August 10, 2004, to Loan and Security Agreement dated September 30, 2003 among the
                   Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, Variable Funding Capital
                   Corporation, Wachovia Capital Markets, LLC, and Systems & Servicing Technologies, Inc. (incorporated by reference to CA's Form 10-Q for the quarterly period ended September 30, 2004).

  (b)(iv)          Amendment No. 2, dated January 21, 2005, to the Loan and Security Agreement, dated September 30, 2003, among the
                   Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, Variable Funding Capital
                   Corporation, and Wachovia Capital Markets, LLC. (incorporated by reference to CA's Form 8-K dated February 9,
                   2005).

  (b)(v)           Amendment No.3, dated July 31, 2005, 2005, to the Loan and Security Agreement, dated September 30, 2003, among the Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, Variable Funding Capital
                   Corporation, and Wachovia Capital Markets, LLC (incorporated by reference to CA's Form 10-Q for the quarterly period ended September 30, 2005).

  (b)(vi)          Amendment No. 4 dated November 14, 2005, to the Loan and Security Agreement, dated September 30, 2003, among the
                   Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, Variable Funding Capital
                   Corporation, and Wachovia Capital Markets, LLC (incorporated by reference to CA's Form 8-K dated February 10,
                   2006).

  (b)(v)           Amendment No. 5 dated February 10, 2006, to the Loan and Security Agreement, dated September 30, 2003, among the
                   Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, Variable Funding Capital
                   Corporation, and Wachovia Capital Markets, LLC (incorporated by reference to CA's Form 8-K dated February 10,
                   2006).



EXHIBIT NUMBER     DESCRIPTION
--------------     -----------

  (d)(1)           Credit Acceptance Corporation Incentive Compensation Plan, effective April 1, 2004 (incorporated by reference to
                   CA's Form 10-Q for the quarterly period ended June 30, 2004).

  (d)(2)           Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA's Form 10-Q for the quarterly period ended June 30, 1999).

  (d)(3)           Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA's Form 10-K for the year ended December 31, 2001).


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